

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Charles N. Funk
Chief Executive Officer
MidWestOne Financial Group, Inc.
102 South Clinton Street
Iowa City, Iowa 52240

      Re: MidWestOne Financial Group, Inc.
          Registration Statement on Form S-4
          Filed September 3, 2020
          File No. 333-248574

Dear Mr. Funk:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance